ISSUER FREE WRITING PROSPECTUS
Filed Pursuant to Rule 433
Registration Statement No. 333-155535
Dated April 30, 2009



Optimization

Return Optimization Securities with Partial Protection

Enhanced Return Strategies for Moderate-Return Environments
JPMorgan Chase & Co. Notes linked to the iShares® MSCI EAFE Index Fund due on or about November 30, 2010

Investment Description

Return Optimization Securities with Partial Protection are securities issued by JPMorgan Chase & Co. with returns linked to the performance of the iShares® MSCI EAFE Index Fund (each, a "Note" and collectively, the "Notes"). The iShares® MSCI EAFE Index Fund (the "Index Fund") seeks to provide investment results that correspond generally to the price and yield performance, before fees and expenses, of publicly traded securities as measured by the MSCI EAFE® Index (the "Underlying Index"). The Notes are designed to enhance returns in a moderate-return environment – meaning an environment in which stocks generally experience no more than moderate appreciation, as well as protection, at maturity of the Notes, of a percentage of your principal based on the Protection Percentage. If the Index Fund Return is positive, at maturity of the Notes you will receive your principal plus a return equaling 2 times the Index Fund Return, up to the Maximum Gain, providing you with a potential opportunity to outperform the Index Fund. If the Index Fund Return is negative, at maturity you will lose 1% of your principal for every 1% decline in the Index Fund Return beyond the Protection Percentage and may lose up to 90% of your principal at maturity. Partial principal protected investments (like the Notes) can help reduce portfolio risk while maintaining an increased exposure to equities. **The partial principal protection feature applies only at maturity. Any payment on the Notes, including any principal protection, is subject to the creditworthiness of the Issuer. Investing in the Notes involves significant risks, including potential loss of up to 90% of your principal and a capped appreciation at maturity.**

Features

- ❑ **Tactical Investment Opportunity**—At maturity, the Notes enhance the positive returns of the Index Fund up to the Maximum Gain and reduce exposure to negative Index Fund Returns. In moderate-return environments, this strategy may provide the opportunity to outperform investments that track the performance of the Index Fund.
- ❑ **Market Recovery Strategy**—If you believe the closing price of the Index Fund shares will increase over the term of the Notes from the closing price on the Trade Date, an investment in the Notes can provide an opportunity to enhance your return at maturity compared to a direct investment in the Index Fund.
- ❑ **Partial Protection Feature**—If you hold the Notes to maturity, your investment will be protected up to a 10% decline in the Index Fund, subject to the creditworthiness of JPMorgan Chase & Co., and will have 1-for-1 downside exposure to any negative Index Fund Returns below -10%.

Key Dates

Trade Date[1]	May 26, 2009
Settlement Date[1]	May 29, 2009
Final Valuation Date[2]	November 23, 2010
Maturity Date[2]	November 30, 2010
CUSIP:	46625H332
ISIN:	US46625H3324

[1] Expected. In the event that we make any change to the expected Trade Date and Settlement Date, the Final Valuation Date and Maturity Date will be changed so that the stated term of the Notes remains the same.

[2] Subject to postponement in the event of a market disruption event and as described under "Description of Notes — Payment at Maturity" in the accompanying product supplement no. UBS-7-A-I.

Note Offering

We are offering Return Optimization Securities with Partial Protection linked to the iShares® MSCI EAFE Index Fund. The return on the Notes is subject to, and will not exceed, the predetermined Maximum Gain, which will be determined on the Trade Date. The Notes are offered at a minimum investment of $1,000 in denominations of $10 and integral multiples thereof. The indicative Maximum Gain for the Notes, as well as the maximum payment at maturity, are listed below.

Underlying Index Fund	Index Fund Ticker	Leverage Factor	Protection Percentage	Maximum Gain*	Maximum Payment at Maturity per $10 Note*	Index Fund Starting Level*	CUSIP	ISIN
iShares® MSCI EAFE Index Fund	EFA	2	10%	30% to 33%	$13.00 to $13.30	●	46625H332	US46625H3324

* The actual Maximum Gain, maximum payment at maturity and Index Fund Starting Level for the Notes will be determined on the Trade Date.

See "Additional Information about JPMorgan Chase & Co. and the Notes" in this free writing prospectus. The Notes will have the terms specified in the prospectus dated November 21, 2008, the prospectus supplement dated November 21, 2008, product supplement no. UBS-7-A-I dated February 4, 2009 and this free writing prospectus. See "Key Risks" in this free writing prospectus and "Risk Factors" in the accompanying product supplement no. UBS-7-A-I for risks related to investing in the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of the Notes or passed upon the accuracy or the adequacy of this free writing prospectus or the accompanying prospectus, prospectus supplement and product supplement no. UBS-7-A-I. Any representation to the contrary is a criminal offense.

Offering of Notes	Price to Public[(1)]		Fees and Commissions[(2)]		Proceeds to Us	
	Total	Per Note	Total	Per Note	Total	Per Note
Notes Linked to the iShares® MSCI EAFE Index Fund		$10		$0.175		$9.825

[(1)] The price to the public includes the cost of hedging our obligations under the Notes through one or more of our affiliates, which includes our affiliates' expected cost of providing such hedge as well as the profit our affiliates expect to realize in consideration for assuming the risks inherent in providing such hedge. For additional related information, please see "Use of Proceeds" beginning on page PS-16 of the accompanying product supplement no. UBS-7-A-I.

[(2)] UBS Financial Services Inc., which we refer to as UBS, will receive a commission that will depend on market conditions on the Trade Date. In no event will the commission received by UBS exceed $0.175 per $10 principal amount Note.

*The Notes are not bank deposits and are not insured by the Federal Deposit Insurance Corporation or any other governmental agency, nor are they obligations of, or guaranteed by, a bank. The Notes are **not** guaranteed under the Federal Deposit Insurance Corporation's Temporary Liquidity Guarantee Program.*

UBS Financial Services Inc.

J.P.Morgan

Additional Information about JPMorgan Chase & Co. and the Notes

JPMorgan Chase & Co. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission, or SEC, for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus in that registration statement and the other documents relating to this offering that JPMorgan Chase & Co. has filed with the SEC for more complete information about JPMorgan Chase & Co. and this offering. You may get these documents without cost by visiting EDGAR on the SEC website at www.sec.gov and searching company filings for the term "JPMorgan Chase & Co." Alternatively, JPMorgan Chase & Co., any agent or any dealer participating in this offering will arrange to send you the prospectus, the prospectus supplement, product supplement no. UBS-7-A-I and this free writing prospectus if you so request by calling toll-free 866-535-9248.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase, the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this free writing prospectus together with the prospectus dated November 21, 2008, as supplemented by the prospectus supplement dated November 21, 2008, relating to our Series E medium-term Notes of which these Notes are a part, and the more detailed information contained in product supplement no. UBS-7-A-I dated February 4, 2009. **This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all other prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, fact sheets, brochures or other educational materials of ours.** You should carefully consider, among other things, the matters set forth in "Risk Factors" in the accompanying product supplement no. UBS-7-A-I, as the Notes involve risks not associated with conventional debt securities.

You may access these on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filing for the relevant date on the SEC website):

♦ Product supplement no. UBS-7-A-I dated February 4, 2009:
   http://www.sec.gov/Archives/edgar/data/19617/000119312509017798/d424b21.pdf

♦ Prospectus supplement dated November 21, 2008:
   http://www.sec.gov/Archives/edgar/data/19617/000089109208005661/e33600_424b2.pdf

♦ Prospectus dated November 21, 2008:
   http://www.sec.gov/Archives/edgar/data/19617/000089109208005658/e33655_424b2.pdf

As used in this free writing prospectus, the "Company," "we," "us" or "our" refers to JPMorgan Chase & Co.

Investor Suitability

The Notes may be suitable for you if, among other considerations:

♦ You believe that the closing price of one share of the Index Fund will appreciate moderately—meaning that you believe the Index Fund will appreciate over the term of the Notes, and that such appreciation is unlikely to exceed the Maximum Gain at maturity applicable to the Notes.

♦ You seek an investment that offers partial principal protection when the Notes are held to maturity.

♦ You are willing to risk losing some of your investment if the closing price of one share of the Index Fund declines from the Trade Date to the Final Valuation Date by more than the Protection Percentage.

♦ You are willing and able to hold the Notes to maturity.

♦ You are willing to invest in the Notes even though their return will be limited to the Maximum Gain, based on the range indicated for the Maximum Gain (the actual Maximum Gain for the Notes will be determined on the Trade Date and will not be less than 30% or greater than 33%).

♦ You are willing to invest in securities for which there may be little or no secondary market and you accept that the secondary market will depend in large part on the price, if any, at which JPMSI is willing to trade the Notes.

♦ You are willing to forgo dividends paid on the equity securities held by the Index Fund and any appreciation above the Maximum Gain.

♦ You do not seek current income from this investment.

♦ You are comfortable with the creditworthiness of JPMorgan Chase & Co., as Issuer of the Notes.

The Notes may not be suitable for you if, among other considerations:

♦ You are unable or unwilling to hold the Notes to maturity.

♦ You do not believe the closing price of one share of the Index Fund will appreciate over the term of the Notes.

♦ You believe that the Index Fund will appreciate by more than the Maximum Gain.

♦ You seek an investment that is 100% principal protected.

♦ You believe that another investment product will provide a leveraged Index Fund Return at maturity that is greater than the Maximum Gain.

♦ You are unwilling to make an investment that is exposed to some downside performance risk of the Index Fund and is not fully principal protected.

♦ You seek an investment that is exposed to the full potential appreciation of the Index Fund, without a cap on participation.

♦ You prefer to receive the dividends paid on any equity securities held by the Index Fund or any distributions paid by the Index Fund.

♦ You prefer the lower risk, and therefore accept the potentially lower returns, of fixed income investments with comparable maturities and credit ratings.

♦ You seek current income from this investment.

♦ You are not willing or are unable to assume the credit risk associated with JPMorgan Chase & Co., as Issuer of the Notes.

♦ You seek an investment for which there will be an active secondary market.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting, and other advisers have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the "Key Risks" on page 6 of this free writing prospectus and "Risk Factors" in the accompanying product supplement no. UBS-7-A-I for risks related to an investment in the Notes.

Indicative Terms

Issuer	JPMorgan Chase & Co.
Issue Price	$10 per Note (subject to a minimum purchase of 100 Notes or $1,000)
Term:	18 months
Protection Percentage:	10%, if held to maturity*
Payment at Maturity (per $10)	**If the Index Fund Return is positive,** you will receive at maturity a cash payment per $10 principal amount Note, equal to: $10 + ($10 x Index Fund Return x 2) provided, however, that in no event will you receive at maturity an amount greater than $10 + ($10 x Maximum Gain). **If the Index Fund Return is negative or zero, but its absolute value is less than or equal to the Protection Percentage,** you will receive at maturity a cash payment of $10 per $10 principal amount Note. **If the Index Fund Return is negative and its absolute value is greater than the Protection Percentage,** you will receive at maturity a cash payment, per $10 principal amount Note, equal to: $10 + [$10 x (Index Fund Return + Protection Percentage)] In this scenario, you will lose some of your principal, and the amount depends on the Protection Percentage and how much the closing price of one share of the Index Fund declines from the Trade Date to the Final Valuation Date beyond the Protection Percentage.
Index Fund Return	$$\frac{\text{Index Fund Ending Level} - \text{Index Fund Starting Level}}{\text{Index Fund Starting Level}}$$
Leverage Factor	2
Maximum Gain	30% to 33% The actual Maximum Gain on the Notes will be determined on the Trade Date.
Index Fund Starting Level	The closing price of one share of the Index Fund on the Trade Date, divided by the Share Adjustment Factor.
Index Fund Ending Level	The closing price of one share of the Index Fund on the Final Valuation Date.
Share Adjustment Factor	Set equal to 1.0 on the Trade Date, subject to adjustment under certain circumstances. See "General Terms of Notes—Anti-Dilution Adjustments" in the accompanying product supplement no. UBS-7-A-I.

* Principal protection is provided by JPMorgan Chase and Co. and, therefore, is dependent on the ability of JPMorgan Chase and Co. to satisfy its obligations when they become due.

Determining Payment at Maturity



Determine the Index Fund Return — The percentage change from the Index Fund Starting Level to the Index Fund Ending Level

Is the Index Fund Return multiplied by the Leverage Factor equal to or greater than the Maximum Gain? — **Yes** → You will receive your initial investment plus an amount based on the Maximum Gain, equal to the maximum payment at maturity, calculated as follows:

$10 + ($10 x Maximum Gain)

No ↓

Is the Index Fund Return Positive? — **Yes** → You will receive at maturity, per $10 principal amount Note, your principal plus a return equal to the Index Fund Return times the Leverage Factor, up to the maximum payment at maturity, calculated as follows:

$10 + ($10 x Index Fund Return x 2)

No ↓

Is the Absolute Value of the Index Fund Return less than or equal to the Protection Percentage? — **Yes** → You will receive the principal amount of your Notes at maturity.

No ↓

If the Index Fund Return is negative and its absolute value is greater than the Protection Percentage, you will lose 1% of the principal amount of your Notes for every 1% that the Index Fund Ending Level declines beyond the Protection Percentage from the Index Fund Starting Level. Accordingly, your payment at maturity per $10 principal amount Note will be calculated as follows:

$10 + [$10 x (Index Fund Return + Protection Percentage)]

In this scenario, you could lose up to 90% of your principal depending on how much the closing price of one share of the Index Fund declines from the Trade Date and the Final Valuation Date.





Scenario Analysis and Examples at Maturity

The following scenario analysis and examples reflect the Leverage Factor of 2 and assume a Maximum Gain of 31.50% (the midpoint of the range of 30% to 33%) and a range of Index Fund Returns from +80% to -100%. The actual Index Fund Starting Level and Maximum Gain will be set on the Trade Date. If the actual Maximum Return as determined on the Trade Date is less than 31.50%, your maximum payment at maturity will be lower than the hypothetical maximum payments at maturity shown below.

80%
60%
40%
20%
0%
-20%
-40%
-60%
-80%
-100%
Return on Notes
The Notes pay two times the positive Index Fund Return, up to the Maximum Gain of 31.50%
If the Index Fund has declined by more than 10%, investors may lose their principal, up to a maximum loss of 90.00%
If the Index Fund appreciates by more than 15.75%, the Notes pay the Maximum Gain of 31.50%
If the Index Fund has declined by less than 10%, investors will receive their principal back at maturity
-100%
-80%
-60%
-40%
-20%
0%
20%
40%
60%
80%
Index Fund Return at Maturity
ROSPP
Index Fund

Index Fund Return		Note Return
80.00%	Maximum Gain	31.50%
40.00%		31.50%
20.00%		31.50%
10.00%	2x Index Fund Return	20.00%
5.00%		10.00%
2.00%		4.00%
-1.00%	Protects against decline of up to 10%	0%
-5.00%		0%
-10.00%		0%
-20.00%	1:1 Exposure –10%	-10.00%
-40.00%		-30.00%
-100.00%		-90.00%

Example 1 – On the Final Valuation Date, the closing price of one share of the iShares® MSCI EAFE Index Fund increases to close 5% above the Index Fund Starting Level. Since the Index Fund Return is 5%, you will receive two times the Index Fund Return, or a 10% total return, and the payment at maturity per $10 principal amount Note will be calculated as follows:

$10 + ($10 x 5% x 2) = $10 + $1.00 = $11.00.

Example 2 – On the Final Valuation Date, the closing price of one share of the iShares® MSCI EAFE Index Fund increases to close 20% above the Index Fund Starting Level. Since two times the Index Fund Return of 20% is more than the Maximum Gain of 31.50%, you will receive at maturity the Maximum Gain of 31.50%, or $13.15 per $10 principal amount Note.

Example 3 – On the Final Valuation Date, the closing price of one share of the iShares® MSCI EAFE Index Fund decreases to close 10% below the Index Fund Starting Level. Since the Index Fund Return is -10% and the absolute value of the Index Fund Return is 10%, which is equal to the Protection Percentage of 10%, you will receive a payment at maturity of $10 per $10 principal amount note.

Example 4 – On the Final Valuation Date, the closing price of one share of the iShares® MSCI EAFE Index Fund decreases to close 40% below the Index Fund Starting Level. Since the Index Fund Return is -40% and the absolute value of the Index Fund Return is 40%, which is greater than the Protection Percentage of 10%, you will receive at maturity a cash payment of $7.00, per $10 principal amount Note, calculated as follows:

$10 + ($10 x (-40% + 10%)) = $10 - $2.50 = $7.00

What Are the Tax Consequences of the Notes?

You should review carefully the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement no. UBS-7-A-I. Subject to the limitations described therein, and based on certain factual representations received from us, in the opinion of our special tax counsel, Davis Polk & Wardwell, your Notes should be treated as "open transactions" for U.S. federal income tax purposes that, subject to the discussion of the "constructive ownership" rules in the following sentence, generate long-term capital gain or loss if held for more than one year. The Notes may be treated as subject to the constructive ownership rules of Section 1260 of the Internal Revenue Code of 1986, as amended (the "Code"), in which case any gain recognized in respect of the Notes that would otherwise be long-term capital gain and that is in excess of the "net underlying long-term capital gain" (as defined in Section 1260) would be treated as ordinary income, and an interest charge would apply as if that income had accrued for tax purposes at a constant yield over the Notes' term. Our tax counsel has not expressed an opinion with respect to whether the constructive ownership rules apply to the Notes. Accordingly, U.S. Holders should consult their tax advisers regarding the potential application of the constructive ownership rules. In addition, on December 7, 2007, Treasury and the IRS released a notice requesting comments on the U.S. federal income tax treatment of "prepaid forward contracts" and similar instruments, such as the Notes. The notice focuses in particular on whether to require holders of these instruments to accrue income over the term of their investment. It also asks for comments on a number of related topics, including the character of income or loss with respect to these instruments; the relevance of factors such as the nature of the underlying property to which the instruments are linked; the degree, if any, to which income (including any mandated accruals) realized by Non-U.S. Holders should be subject to withholding tax; and whether these instruments are or should be subject to the "constructive ownership" regime described above. While the notice requests comments on appropriate transition rules and effective dates, any Treasury regulations or other guidance promulgated after consideration of these issues could materially and adversely affect the tax consequences of an investment in the Notes, possibly with retroactive effect. Both U.S. and Non-U.S. Holders should consult their tax advisers regarding the U.S. federal income tax consequences of an investment in the Notes, including the potential application of the constructive ownership rules, possible alternative treatments and the issues presented by this notice. Non-U.S. Holders should also note that they may be withheld upon at a rate of up to 30% unless they have submitted a properly completed IRS Form W-8BEN or otherwise satisfied the applicable documentation requirements.

Subject to certain assumptions and representations received from us, the discussion in the preceding paragraph, when read in combination with the section entitled "Certain U.S. Federal Income Tax Consequences" in the accompanying product supplement, constitutes the full opinion of Davis Polk & Wardwell regarding the material U.S. federal income tax consequences of owning and disposing of Notes.

Key Risks

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Index Fund, the Underlying Index or any of the equity securities held by the Index Fund or included in the Underlying Index. These risks are explained in more detail in the "Risk Factors" section of the accompanying product supplement no. UBS-7-A-I.

Risks Relating to the Notes Generally

♦ **Your Investment in the Notes May Result in a Loss:** The Notes do not guarantee any return of principal. The return on the Notes at maturity is linked to the performance of the Index Fund and will depend on whether, and the extent to which, the Index Fund Return is positive or negative. Your investment will be fully exposed to any decline in the Index Fund Ending Level as compared to the Index Fund Starting Level beyond the Protection Percentage (10%). Accordingly, you could lose up to $9.00 for each $10.00 principal amount Note in which you invest.

♦ **The Appreciation Potential on the Notes is Limited to the Maximum Gain:** If the Index Fund Ending Level is greater than the Index Fund Starting Level, for each $10 principal amount Note, you will receive at maturity $10 plus an additional amount that will not exceed a predetermined percentage of the principal amount, regardless of the appreciation in the closing price of one share of the Index Fund, which may be significant. We refer to this percentage as the Maximum Gain, which will be set on the Trade Date and will not be less than 30% or greater than 33%.

♦ **Credit Risk of JPMorgan Chase & Co.:** The Notes are senior unsecured debt obligations of the issuer, JPMorgan Chase & Co., and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any principal protection provided at maturity, depends on the ability of JPMorgan Chase & Co. to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of JPMorgan Chase & Co. may affect the market value of the Notes and, in the event JPMorgan Chase & Co. were to default on its obligations, you may not receive the principal protection or any amounts owed to you under the terms of the Notes.

♦ **Certain Built-In Costs Are Likely to Adversely Affect the Value of the Notes Prior to Maturity:** While the payment at maturity, if any, described in this free writing prospectus is based on the full principal amount of your Notes, the original issue price of the Notes includes UBS's commission and the estimated cost of hedging our obligations under the Notes through one or more of our affiliates. As a result, and as a general matter, the price, if any, at which J.P. Morgan Securities Inc., which we refer to as JPMSI, will be willing to purchase Notes from you in secondary market transactions, if at all, will likely be lower than the original issue price and any sale prior to the maturity date could result in a substantial loss to you. This secondary market price will also be affected by a number of factors aside from UBS's commission and our hedging costs, including those set forth under "Many Economic and Market Factors Will Impact the Value of the Notes" below. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

♦ **Partial Principal Protection Only Applies if You Hold the Notes to Maturity:** You should be willing to hold your Notes to maturity. If you sell your Notes in the secondary market, you may have to sell them at a discount and you will not have partial principal protection for a decline in the closing price of one share of the Index Fund up to the Protection Percentage. YOU SHOULD BE WILLING TO HOLD YOUR NOTES TO MATURITY.

♦ **No Assurances of Moderate-Return Environment:** While the Notes are structured to provide enhanced returns in a moderate-return environment, we cannot assure you of the economic environment during the term or at maturity of your Notes.

♦ **No Interest or Dividend Payments or Voting Rights:** As a holder of the Notes, you will not receive interest payments, and you will not have voting rights or rights to receive cash dividends or other distributions or other rights that holders of the equity securities held by the Index Fund would have.

♦ **Lack of Liquidity:** The Notes will not be listed on any securities exchange. JPMSI intends to offer to purchase the Notes in the secondary market, but is not required to do so. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which JPMSI is willing to buy the Notes.

♦ **Potential Conflicts:** We and our affiliates play a variety of roles in connection with the issuance of the Notes, including acting as calculation agent and hedging our obligations under the Notes. In performing these duties, the economic interests of the calculation agent and other affiliates of ours are potentially adverse to your interests as an investor in the Notes.

♦ **Potentially Inconsistent Research, Opinions or Recommendations by JPMSI, UBS or Their Affiliates:** JPMSI, UBS or their affiliates may publish research, express opinions or provide recommendations that are inconsistent with investing in or holding the Notes, and which may be revised at any time. Any such research, opinions or recommendations could affect the value of the Index Fund or the equity securities held by the Index Fund, and therefore the market value of the Notes.

♦ **Tax Treatment:** Significant aspects of the tax treatment of the Notes are uncertain. You should consult your tax adviser about your tax situation.

♦ **Potential JPMorgan Chase & Co. Impact on Price:** Trading or transactions by JPMorgan Chase & Co. or its affiliates in the equity securities composing the Index Fund, or in futures, options, exchange-traded funds or other derivative products on the equity securities held by the Index Fund may adversely affect the market value of the equity securities held by the Index Fund, the closing price of one share of the Index Fund, and, therefore, the market value of the Notes.

♦ **The Anti-Dilution Protection for the Index Fund Is Limited:** The calculation agent will make adjustments to the Share Adjustment Factor for certain events affecting the shares of the Index Fund. However, the calculation agent will not make an adjustment in response to all events that could affect the shares of the Index Fund. If an event occurs that does not require the calculation agent to make an adjustment, the value of the Notes may be materially and adversely affected.

♦ **Many Economic and Market Factors Will Impact the Value of the Notes:** In addition to the closing price of one share of the Index Fund on any trading day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

- ♦ the expected volatility of the Index Fund;

- ♦ the time to maturity of the Notes;

- ♦ the dividend rate on the equity securities held by the Index Fund;

- ♦ interest and yield rates in the market generally as well as in each of the markets of the equity securities held by the Index Fund;

- ♦ a variety of economic, financial, political, regulatory or judicial events;

- ♦ the exchange rate and the volatility of the exchange rate between the U.S. dollar and the currencies in which securities held by the Index Fund are traded and the correlation between that rate and the prices of shares of the Index Fund;

- ♦ the occurrence of certain events to the Index Fund that may or may not require an adjustment to the Share Adjustment Factor; and

- ♦ our creditworthiness, including actual or anticipated downgrades in our credit ratings.

Risks Relating to the Index Fund

♦ **No Affiliation With the Index Fund:** We are not affiliated with the issuer of the Index Fund. We assume no responsibility for the adequacy of the information about the Index Fund and the Underlying Index contained in this term sheet or in product supplement no. UBS-7-A-I. You should make your own investigation into the Index Fund and the Underlying Index. We are not responsible for the Index Fund's public disclosure of information, whether contained in SEC filings or otherwise.

♦ **Owning the Notes Is Not the Same as Owning Shares of the Index Fund:** Owning the Notes is not the same as owning shares of the Index Fund. Accordingly, changes in the closing price of one share of the Index Fund may not result in a comparable change of the market value of the Notes. If the closing price of one share of the Index Fund on any trading day increases above the Index Fund Starting Level, the value of the Notes may not increase comparably, if at all. It is possible for the closing price of the shares of the Index Fund to increase moderately while the value of the Notes declines.

♦ **There Are Risks Associated with the Index Fund:** Although the iShares® MSCI EAFE Index Fund's shares are listed for trading on the NYSE Arca, Inc. ("NYSE Arca") and a number of similar products have been traded on NYSE Arca for varying periods of time, there is no assurance that an active trading market will continue for the shares of the iShares® MSCI EAFE Index Fund or that there will be liquidity in the trading market. In addition, Barclays Global Fund Advisors, which we refer to as BGFA, is the iShares® MSCI EAFE Index Fund's investment adviser. The iShares® MSCI EAFE Index Fund is subject to management risk, which is the risk that the BGFA's investment strategy, the implementation of which is subject to a number of constraints, may not produce the intended results. For example, BGFA may invest up to 10% of the iShares® MSCI EAFE Index Fund's assets in securities not included in the MSCI EAFE Index but which BGFA believes will help the iShares® MSCI EAFE Index Fund track the MSCI EAFE® Index, as well as in certain futures, options, swap contracts and other derivatives, cash and cash equivalents or money market instruments, such as repurchase agreements and money market funds (including affiliated money market funds). Any of such action could adversely affect the market price of the shares of the Index Fund, and consequently, the value of the Notes.

♦ **Differences Between the Index Fund and the Underlying Index:** The Index Fund does not fully replicate the Underlying Index, may hold securities not included in the Underlying Index and its performance will reflect additional transaction costs and fees that are not included in the calculation of the Underlying Index, all of which may lead to a lack of correlation between the Index Fund and the Underlying Index. In addition, corporate actions with respect to the sample of equity securities (such as mergers and spin-offs) may impact the variance between the Index Fund and the Underlying Index. Finally, because the shares of the Index Fund are traded on the NYSE Arca and are subject to market supply and investor demand, the market value of one share of the Index Fund may differ from the net asset value per share of the Index Fund. For all of the foregoing reasons, the performance of the Index Fund may not correlate with the performance of the Underlying Index.

♦ **The Notes Are Subject to Currency Exchange Risk:** Because the prices of the equity securities held by the Index Fund are converted into U.S. dollars for the purposes of calculating the net asset value of the Index Fund, holders of the notes will be exposed to currency exchange rate risk with respect to the currencies in which securities held by the Index Fund are traded. Your net exposure will depend on the extent to which the currencies in which securities held by the Index Fund are traded strengthen or weaken against the U.S. dollar. If the U.S. dollar strengthens against the currencies in which securities held by the Index Fund are traded, the net asset value of the Index Fund will be adversely affected and the amount we pay you at maturity, if any, may be reduced.

♦ **Non-U.S. Securities Risk:** The equity securities that compose the Index Fund have been issued by non-U.S. companies. Investments in securities linked to the value of such non-U.S. equity securities involve risks associated with the securities markets in those countries, including risks of volatility in those markets, governmental intervention in those markets and cross shareholdings in companies in certain countries. Also, there is generally less publicly available information about companies in some of these jurisdictions than about U.S. companies that are subject to the reporting requirements of the SEC, and generally non-U.S. companies are subject to accounting, auditing and financial reporting standards and requirements and securities trading rules different from those applicable to U.S. reporting companies.

iShares® MSCI EAFE Index Fund

The iShares® MSCI EAFE Index Fund is an investment portfolio maintained and managed by iShares®. BGFA is the investment advisor to the iShares® MSCI EAFE Index Fund. The iShares® MSCI EAFE Index Fund is an exchange traded fund that trades on the NYSE Arca under the ticker symbol "EFA." As of March 31, 2009, 99.22% of the iShares® MSCI EAFE Index Fund's holdings consisted of equity securities, 0.00% consisted of cash and 0.78% was in other assets, including dividends booked but not yet received. Information about the iShares® MSCI EAFE Index Fund is available on the iShares® website: www.iShares.com.

You can obtain the closing price of one share of the iShares® MSCI EAFE Index Fund from the Bloomberg Financial Markets page "EFA Equity <GO>" or from the iShares® website at www.iShares.com.

The graph below illustrates the weekly performance of the iShares® MSCI EAFE Index Fund from August 17, 2001 to April 13, 2009. The historical closing prices of one share of the iShares® MSCI EAFE Index Fund should not be taken as an indication of future performance.



Source: Bloomberg L.P. We make no representation or warranty as to the accuracy or completeness of information obtained from Bloomberg Financial Markets. The closing price of one share of the iShares® MSCI EAFE Index Fund on April 29, 2009 was $41.74.

The information on the iShares® MSCI EAFE Index Fund provided in this free writing prospectus should be read together with the discussion under the heading "The iShares® MSCI EAFE Index Fund" beginning on page PS-17 of the accompanying product supplement no. UBS-7-A-I. Notwithstanding anything in product supplement no. UBS-7-A-I to the contrary, all references to "iShares®, Inc." and the SEC file numbers "033-97598" and "811-09102" in the product supplement no. UBS-7-A-I shall be deemed to refer to "iShares® Trust", "033-92935" and "811-09729", respectively. Information contained in the iShares® website referenced above is not incorporated by reference in, and should not be considered a part of, this free writing prospectus.

Supplemental Plan of Distribution

We have agreed to indemnify UBS Financial Services Inc. and JPMSI against liabilities under the Securities Act of 1933, as amended, or to contribute payments that UBS Financial Services Inc. may be required to make relating to these liabilities as described in the prospectus supplement and the prospectus. We have agreed that UBS Financial Services Inc. may sell all or a part of the Notes that it purchases from us to its affiliates at the price indicated on the cover of this free writing prospectus.

Subject to regulatory constraints, JPMSI intends to offer to purchase the Notes in the secondary market, but it is not required to do so.

We or our affiliate may enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and JPMSI and/or an affiliate may earn additional income as a result of payments pursuant to the swap or related hedge transactions. See "Use of Proceeds" beginning on page PS-16 of the accompanying product supplement no. UBS-7-A-I.